Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

December 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney Jan Woo, Legal Branch Chief Becky Chow, Senior Staff Accountant Melissa Walsh, Senior Staff Accountant

Re:	Rubrik, Inc.
Draft Registration Statement on Form S-1
Submitted October 14, 2022
CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 10, 2022 with respect to the Company’s draft registration statement on Form S-1, confidentially submitted on October 14, 2022. The Company is concurrently and confidentially submitting a revised draft registration statement on Form S-1, which incorporates changes in response to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Draft Registration Statement on Form S-1 filed October 14, 2022

Risk Factors

If our information technology systems or data, or those of third parties upon which we rely..., page 22

1.

You note that the COVID-19 pandemic and your remote workforce poses increased risks to your information technology systems and data, as more of your employees work from home, utilizing network connections outside your premises. Please elaborate on what risks have increased and what ways you are addressing those risks. In addition, please provide the number of employees working remotely and the Company’s anticipation regarding remote work employee status for the foreseeable future.

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Page Two

Response:

The Company advises the Staff that it currently maintains a flexible and hybrid policy for employees working remotely versus in the office and anticipates maintaining such hybrid policy for the foreseeable future. The Company’s hybrid policy is intended to provide each internal team with the flexibility it needs to establish requirements for working in the office that support each team’s productivity needs. This decision is unique to each team and depends in part on a number of factors, including office location, role at the Company, and decisions made among managers and direct reports. To that end, given the flexible nature of the Company’s hybrid policy, the Company does not believe disclosure of the specific number of purely remote employees would be useful to investors as the number of employees working remotely at any given time fluctuates. The Company has revised the disclosure on page 46 of the Amended Draft Registration Statement to address the Staff’s comment and to clarify the extent to which employees are working remotely.

The Company supplementally advises the Staff that it has worked to implement and provide secure connections to its information technology systems and data for any employee that is working remotely. Given this, the Company does not believe there are increased, or unique risks associated with remote work. Accordingly, the Company has removed the disclosure from the Amended Draft Registration Statement.

There are a limited number of manufacturers of commodity servers..., page 27

2.

You note that “a large majority of the Rubrik-branded Appliances are manufactured by Super Micro Computer, Inc., or Supermicro.” Please elaborate on the term “large majority” by providing a quantified description of Rubrik-branded Appliances manufactured by Super Micro Computer, Inc. In addition, please discuss the terms of any agreements with Supermicro and the potential impact of the loss of such a partnership on the company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 111 of the Amended Draft Registration Statement to clarify the risks and describe the Company’s relationship and the material terms of its agreement with Super Micro Computer, Inc. (“Supermicro”).

The Company supplementally advises the Staff that while a large majority of the Company’s software is run on Rubrik-branded Appliances that are currently built on servers supplied and designed by Supermicro, customers can purchase compatible commodity servers from other original equipment manufacturers. The Company does not track the number of compatible commodity servers that are purchased by customers and therefore, it is not able to specifically quantify the percentage of Rubrik-branded Appliances that are built on servers supplied and designed by Supermicro versus compatible commodity servers from other manufacturers.

If we are unable to maintain successful relationships with our Channel Partners..., page 31

3.

Please revise your risk factor to disclose that three channel partners accounted for approximately 79% and 80% of your sales for the years ended January 31, 2021 and 2022. Identify the channel partners and discuss the material terms of any agreements or arrangements with the partners. Clarify whether any end customers generated a material portion of your revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amended Draft Registration Statement to address the Staff’s comment regarding these three channel partners.

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Page Three

The Company supplementally advises the Staff that no end customer generated more than 5% of the Company’s revenue for either of the fiscal years ended January 31, 2021 or January 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 81

4.

You state that you deploy a land-and-expand strategy and your ability to grow your existing customer base is an important factor impacting your performance. We also note your reference to dollar-based net retention rate as an indication of your ability to expand revenue throughout this filing. Please disclose the dollar-based net retention rate for each period presented, rather than referring to a rate which exceeded 140% in each of the periods, and include a quantified discussion of the fluctuations in such rate from period to period. In addition, please consider revising the name of this metric to reflect that it appears to be based on the average of the rates during each of the four quarters in the periods. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 16, 21, 26, 81, 82, 83, 91 and 99 of the Amended Draft Registration Statement.

Customers with $100,000 or More in Subscription ARR, page 81

5.	Please disclose the percentage of total revenues generated by customers with $100,000 or more in Subscription ARR for all periods presented.

Response:     The Company respectfully advises the Staff that it believes disclosing the percentage of total revenue generated by customers with $100,000 or more in subscription annual recurring revenue (“Subscription ARR”) is not meaningful given that the Company only recently began transitioning from subscription term-based licenses to sales of Rubrik Security Cloud (“RSC”), which have different revenue recognition patterns, and away from sales of its commodity servers which would also impact the Company’s total revenue. The reason the Company tracks the cohorts of customers with $100,000 or more of Subscription ARR is to assess its ability to expand with these larger customers, which is an area of strategic focus for the Company as it drives average subscription dollar-based net retention rate. These cohorts of customers represent the greatest expansion opportunities for the Company’s sales force.

Non-GAAP Financial Measure, page 83

6.

Please clarify if the usefulness of free cash flow is as a liquidity measure or a performance measure. In this regard, you indicate in the first paragraph that the measure provides useful information in evaluating your operating performance, while your explanation below indicates free cash flow is a helpful indicator of liquidity.

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Page Four

Response:     In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Draft Registration Statement to clarify the usefulness of free cash flow as a liquidity measure.

Components of Results of Operations, page 84

7.

You state that you expect the ratable portion of your subscription revenue to increase as customers adopt RSC-SaaS and you expect RSC to be the majority of your subscription revenue by the end of fiscal 2024. Please provide additional metrics specific to the growth of the product that support this conclusion.

Response:     The Company acknowledges the Staff’s comment and advises the Staff that it will disclose in a subsequent amendment to the Amended Draft Registration Statement any applicable metric(s) specific to the growth of RSC once the Company’s financial statements for the fiscal year ending January 31, 2023 have been finalized.

Liquidity and Capital Resources

Operating Activities, page 93

8.

You indicate that your largest source of operating cash is payments received from your customers. Please expand your discussion to more fully explain the reasons for the change in accounts receivable in relation to the change in revenue and include an analysis of days sales outstanding as compared to your typical payment terms. Refer to Section IV.B.1 of SEC Release 33-8350.

Response:     In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Draft Registration Statement to more fully explain the reasons for the change in accounts receivable in relation to the change in revenue. The Company respectfully advises the Staff that it does not believe including an analysis of days sales outstanding as compared to typical payment terms would be meaningful disclosure for investors and could in fact be misleading because the revenue from the sale of the Company’s product and services is not all recognized at or around the time of invoicing. The Company supplementally advises the Staff that, to date, it has not experienced any significant collectability or billing issues with customers that would impact the Company’s operating cash flows.

Underwriting, page 155

9.

You state that Bipul Sinha, your Chief Executive Officer and a member of your board of directors, has entered into a loan and security agreement with Goldman Sachs Bank, an affiliate of the underwriter in this offering. Please disclose the amount of the loan and the date of the agreement.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 158 and 159 of the Amended Draft Registration Statement to address the Staff’s comment.

10.

You state that Goldman Sachs BDC, an affiliate of the underwriter in this offering, is a lender under your outstanding revolving credit facility. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Response:    The Company supplementally advises the Staff that, at this time, no underwriter is expected to receive more than 5% of the offering proceeds, and therefore, no qualified independent

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Page Five

underwriter in accordance with FINRA Rule 5121 will be required in the offering. The Company does not intend to repay its outstanding revolving credit facility with offering proceeds.

Notes to Consolidated Financial Statements, page F-8

11.

We note that you have disclosed certain relationships and related party transactions beginning on page 154. Please add a footnote to your financial statements to provide the related party transactions’ disclosures required by ASC 850-10-50.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page F-23 to disclose that certain related parties participated in the Company’s Series E Preferred Stock financing during the fiscal year ended January 31, 2021.

The Company supplementally advises the Staff that it has concluded that neither the secondary transactions nor the transaction with Confluera, Inc. (“Confluera”) met the definition of a related party transaction under ASC 850.

The Company’s interpretation of the definition of related party transactions under ASC 850 is focused on the control principle. Control is defined “to be the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.” ASC 850 does not provide a quantitative threshold, and thus, the Company considered ASC 810, Consolidations, which defines control to have the same meaning of controlling financial interest. Controlling financial interest is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, or more than 50% of the outstanding voting shares of another entity. The Company also acknowledges that, if a party can significantly influence another party, they would be considered related parties. ASC 850 does not provide a quantitative threshold, and thus, the Company considered ASC 323, Investments-Equity Method and Joint Ventures, which states that an investor that acquires 20% or more of voting stock of an investee is presumed to have significant influence over the investee absent predominant evidence to the contrary.

In relation to the secondary transactions, while various members of the Company’s management hold equity interests in the Company, and Mr. Sinha and Mr. Nithrakashyap are also members of the Company’s Board of Directors (the “Board”) and would be related parties of the Company, individually, Mr. Sinha and Mr. Nithrakashyap did not control or have significant influence over the Company as their individual ownership in the Company was less than 20% and their Board representation does not provide the ability for them to control decisions made by the Company. The stockholders of the Company that purchased their equity interests from various members of the Company’s management do not meet the definition of a related party of the Company under ASC 850 as none of them are principal owners under ASC 850-10-20, which means none of them individually are owners of record or known beneficial owners of more than 10% of the voting interests of the Company. Therefore, the various members of the Company’s management and the stockholders of the Company that purchased their equity interests are not related parties, and transactions between them are not related party transactions under ASC 850.

In relation to the Company’s agreement with Confluera, while Mr. Sinha is a director of both the Company and Confluera and is considered a related party of both the Company and Confluera, Mr. Sinha held less than 20% ownership in the Company and does not have Board representation that provides him the ability to control decisions made by the Company. Therefore, the Company and Confluera are not related parties and transactions between them are not related party transactions under ASC 850.

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Page Six

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-9

12.

We note your disclosure that you primarily sell products and services to end customers through distributors and resellers (“Channel Partners”). On page F-18, you also disclosed that you sell products and services to Channel Partners and end customers, and we note that three partners accounted for approximately 79% and 80% of total revenues for the years ended January 31, 2021 and 2022, respectively. Please revise your disclosures to clarify:

•	Whether Channel Partners are your customers under ASC 606-10; and

•

When and how revenues are recognized for sales generated indirectly through Channel Partners. Explain to us when revenue recognition begins and how you determine that control has been transferred. Refer to ASC 606-10-25-30 and 606-10- 50-19.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-18 of the Amended Draft Registration Statement to address the Staff’s comment. The Company removed the discussion relating to sales directly to end customers as it represented less than 5% of the Company’s total revenue. The Company has provided excerpts from Revenue Recognition in Note 2 in the financial statements which explain when revenue recognition begins and how control has been transferred for sales to the Company’s Channel Partners.

Page F-9: Subscription Revenue

…The Company recognizes revenue for the amount allocated to the subscription term-based license at the later of the license term start date or the date the license is delivered. The Company recognizes the support and SaaS ratably over the support or service period, generally commencing with the date the service is made available to customers…

Page F-9: Maintenance Revenue

…Maintenance revenue is recognized over the term of the service period.

Page F-10: Other Products Revenue

…Rubrik-branded Appliances revenue is recognized when shipped to the customer…The Company recognizes revenue for the amount allocated to the software license at the later of the license term start date or the date the license is delivered. When the Company sells software licenses with the Rubrik-branded Appliance, both the Rubrik-branded Appliance and software license are recognized at the same time.

Revenue related to professional services is typically recognized as the services are performed…

Software Development Costs, page F-14

13.

We noted your disclosure that you capitalize certain costs incurred for the development of computer software for internal-use during the application development stage. Please expand to disclose the expected useful lives of the software and clarify when amortization of internal-use software begins. Please refer to ASC 350-40-35-6.

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Page Seven

Response:    In response to the Staff’s comment, the Company has revised the language on page F-15 of the Amended Draft Registration Statement to address the Staff’s comment.

Note 8—Commitments and Contingencies, page F-23

14.

We note from your disclosure on page 41 that your Ransomware Recovery Warranty provides certain customers with up to $5 million for recovery of certain expenses and from your disclosure on page 41 that you typically provide indemnification to customers for certain losses suffered or expenses incurred as a result of third-party claims arising from your infringement of a third-party’s intellectual property. Tell us what consideration was given to the disclosure requirements in ASC 460-10-50.

Response:    In response to the Staff’s comment, the Company has revised the language on page F-23 of the Amended Draft Registration Statement to address the Staff’s comment.

Note 10—Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response:    In response to the Staff’s comment, set forth below is a summary of the Company’s equity awards granted from November 1, 2021 to October 31, 2022, including the fair value of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with this offering):

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Fair Value per Share for Financial Reporting
November 1, 2021	125,000	$19.40
December 15, 2021	1,710,250	$19.62
January 28, 2022	555,600	$19.85
April 13, 2022	7,156,614	$20.23
June 1, 2022	848,662	$20.30
August 6, 2022	950,000	$20.36
August 27, 2022	1,299,616	$20.69

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Page Eight

The estimate of the fair value per share of the Company’s Class B common stock had been determined at each grant date by the Board, taking into account contemporaneous independent common stock valuation reports (collectively, “Valuation Reports”) from a specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held-Company Equity Securities Issued as Compensation.

For financial reporting purposes and as further described below, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation expense by linearly interpolating on a daily basis the change between the Valuation Reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in the fair value of the common stock.

At each valuation date, the Company made a determination of equity value using a combination of the market and income approaches. In deriving equity value using the market approach, the Company used the prior sales of the Company’s equity, including transactions in the secondary market. In deriving equity value using the income approach, the Company used Venture Capital Method (“VCM”). The VCM method involves applying observed market multiples of comparable publicly traded companies to the forecasted operating results of the Company at a time when the Company would theoretically be ready for a liquidity event.

In allocating the equity value, the Company used the Hybrid Method, which is a combination of the option-based valuation model (“OPM”) and Probability-Weighted Expected Return Method (“PWERM”). The Hybrid Method involves the estimation of multiple future potential outcomes for the Company and the estimation of the probability of each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. The Company’s methodology included the use of an initial public offering (“IPO”) scenario and an OPM scenario. The OPM scenario assumes continued operation as a private entity. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock as there is not a readily available market to sell the stock.

In addition, the Company also considered any secondary transactions involving its capital stock. In evaluating those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange.

The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and the Company’s management team.

The following are the key considerations in determining the value of the Company’s Class B common stock at each valuation date:

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Page Nine

October 31, 2021 Valuation

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s Class B common stock as of October 31, 2021 on a minority, non-marketable basis. Any exit plans, including an IPO, were at an early stage of formulation, and no formal discussions were conducted with investment bankers. Based on management’s expectation of the likelihood of an IPO and after consideration of the possible scenarios, such as a sale, dissolution, or continuation as a private company, the Company used a weighting of 80% for the OPM value and 20% for the IPO scenario value. The Company included an IPO scenario value with a potential IPO date in June 2022. The indicated value derived using the combination of OPM and IPO scenarios was assigned 90% weight and the remaining 10% weighting was assigned to the secondary transactions’ price for the valuation period. The resulting fair value of each share of Class B common stock was $19.39.

January 31, 2022 Valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock as of January 31, 2022. The Company used the same weighting for OPM and IPO values as of October 31, 2021, and updated the potential IPO date from June 2022 used in the October 31, 2021 valuation report to August 2022 in the January 31, 2022 valuation report. The primary factors that resulted in a marginal increase in the fair value of the Company’s Class B common stock during this period were (i) an update in revenue forecasts and (ii) cash on hand as of the valuation date. These factors resulted in an increase in the Company’s equity value and an increase in the fair value of the Company’s Class B common stock to $19.87 per share.

April 30, 2022 Valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock as of April 30, 2022. The Company updated the potential IPO date from August 2022 used in the January 31, 2022 valuation report to October 2022 in the April 30, 2022 valuation report. The Company also increased the weighting assigned to the IPO scenario from 20% used in the January 31, 2022 valuation report to 25% in the April 30, 2022 valuation report since the Company held preliminary discussions with prospective investment bankers and underwriters for an IPO. The primary factors that resulted in a marginal increase in the fair value of the Company’s Class B common stock during this period were (i) an update in revenue forecasts as the Company continued to experience positive operating results that exceeded its internal plan and (ii) an increase in IPO scenario weighting in the current period. The fair value of the Company’s Class B common stock was $20.32 per share.

July 31, 2022 Valuation

During this period, the Company made further progress for a potential IPO, including selecting an investment bank to serve as the lead bookrunner for the IPO. The Company, however, did not make any changes to the methodologies used for the valuation of its Class B common stock and continued to use the combination of market and income approach. In light of the IPO progress made and also the work to be accomplished before the IPO, the Company updated the potential IPO timeline to use two different scenarios of an IPO because of uncertainties in the economic market. The Company used IPO scenarios with exit dates of January 2023 and April 2023, with 60% and 40% probability weighting assigned to the respective exit date. The Company increased the weighting assigned to the IPO scenario from 25% used in the April 30, 2022 valuation report to

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Page Ten

35% in the July 31, 2022 valuation report. The Company further updated its forecasts used in the VCM as the Company continued to experience positive operating results. However, the transaction price of secondary transactions used for the market approach method experienced a slight decline, which resulted in the overall decline of the Company’s fair value of Class B common stock as of July 31, 2022 compared to the fair value as of April 30, 2022. The fair value of the Company’s Class B common stock was $20.26 per share.

October 31, 2022 Valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock as of October 31, 2022. During this period, the Company held multiple drafting sessions and successfully submitted its Draft Registration Statement with the U.S. Securities and Exchange Commission on October 14, 2022. In addition, the Company used IPO scenarios with exit dates of January 2023 and April 2023, with 10% and 90% probability weighting assigned to the respective exit date. The Company increased the weighting of the IPO scenario from 35% used in the July 31, 2022 valuation report to 45% in the October 31, 2022 valuation report. These factors resulted in an increase in the fair value of the Company’s Class B common stock to $21.73.

The Company also acknowledges the Staff’s comment to compare the most recent valuation to the estimated price range of this offering. The Company supplementally advises the Staff that, as of the date hereof, the Company does not have any estimated price range of this offering. When the estimated price range of this offering becomes available, the Company will compare the most recent valuation to the estimated price range of this offering.

Note 13—Subsequent Events, page F-31

16.

We note your disclosure that, under Refresh Rights, you offered qualified customers rights to next-generation Rubrik-branded Appliances at no cost, and, in the fiscal year ending January 31, 2023, you began offering subscription credits in exchange for customers relinquishing these rights. Please address the following:

•	Tell us what consideration you gave to disclosing the related revenue recognition policy for the material right associated with the Refresh Rights; and

•

Revise to clarify the impact of the offer to exchange Refresh Rights for subscription credits. In this regard, we note that the impact of the offer will have a material impact on the deferral of revenue, but you are still assessing the impact. Explain how the offer is expected to have a material impact on the deferral of revenue, and disclose the amount of revenue deferred for Refresh Rights as of January 31, 2022. Also explain the impact that you are still continuing to assess.

Response:    The Company respectfully advises the Staff that it has determined that the value of the Refresh Rights are not material, quantitatively or qualitatively, to the Company’s financial statements. As a result, the Company has not disclosed the related revenue recognition policy for the material right associated with the Refresh Rights nor the amount of revenue deferred for the Refresh Rights as of January 31, 2022. The Company advises the Staff that it will disclose in a subsequent amendment to the Amended Draft Registration Statement the impact of Refresh Rights on the deferral of revenue for the fiscal year ending January 31, 2023, once the Company’s financial statements for such fiscal year have been finalized.

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Page Eleven

The Company has revised the disclosure on pages F-31 and F-32 of the Amended Draft Registration Statement to qualitatively describe the impact of the offer to exchange Refresh Rights for subscription credits, but is continuing to assess the likelihood that qualified customers would redeem their subscription credits or Refresh Rights.

17.

We note your reference to stock options and RSUs granted after January 31, 2022 on pages 10 and 11. Please revise to disclose any equity-based awards, including grants of options to purchase stock and restricted stock units after year-end. Describe the terms of any awards and the accounting impact, including the number of and vesting period of the awards issued, the fair value of the underlying common stock for each issuance, the grant date fair value of the awards, and the related amount of stock-based compensation. Refer to ASC 855-10-50-2.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that it will disclose in a subsequent amendment to the Amended Draft Registration Statement the equity awards granted subsequent to January 31, 2022.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:     The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications under separate cover.

*        *        *

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Page Twelve

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.
Peter McGoff, Rubrik, Inc.
Anne-Kathrin Lalendran, Rubrik, Inc.
Calise Cheng, Cooley LLP
David Ambler, Cooley LLP
Mary Wilbourn, Cooley LLP
Rick Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP

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